Exhibit 99.2

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Notice of 2004 Annual General Meeting

Reuters Group PLC

Notice of annual general meeting

Notice is hereby given that the 2004 annual general meeting of Reuters Group PLC (the company) will be held at The Lewis Media Centre, Millbank Tower, Millbank, London, SW1P 4RS on Thursday 22 April 2004 at 11.30 am. The following business will be considered, of which resolutions 1-10, 19 and 20 constitute ordinary business and resolutions 11-18 constitute special business.

To consider and, if thought fit, to pass the following resolutions of which resolutions 1-16 and 19 will be proposed as ordinary resolutions and resolutions 17, 18 and 20 will be proposed as special resolutions:

Ordinary resolutions
1.	To receive the report of the directors and audited financial statements of the company for the year ended 31 December 2003.

2.	To approve the directors’ remuneration report and the company’s remuneration policy for the year ended 31 December 2003.

3.	To declare a dividend.

4.	To re-elect as a director Tom Glocer, who retires by rotation and, being eligible, offers himself for re-election.

5.	To re-elect as a director David Grigson, who retires by rotation and, being eligible, offers himself for re-election.

6.	To re-elect as a director Sir Christopher Hogg, who retires by rotation and, being eligible, offers himself for re-election.

7.	To re-elect as a director Ian Strachan, who retires by rotation and, being eligible, offers himself for re-election.

8.	To re-elect as a director Charles Sinclair who has served for more than nine years as a director of the company and, being eligible, offers himself for re-election.

9.	To re-appoint PricewaterhouseCoopers LLP as auditors of the company to hold office from the conclusion of this meeting until the conclusion of the next general meeting at which accounts are laid before the company.

10.	To authorise the directors to agree the remuneration of the auditors.

11.	That, pursuant to Regulation 86 of the articles of association of the company, the ordinary remuneration of each of the directors not holding executive office be and is hereby increased with effect from1 January 2004 to £50,000 per annum.

12.	That the amendments highlighted in the Rules of the Long Term Incentive Plan produced to this meeting be approved.

13.	That the Restricted Share Plan, the rules of which are produced to the meeting, be approved and the removal of the re-testing provisions for future grants under the Discretionary Share Option Plan be noted.

14.	That, subject to approval of resolution 13 above, the directors be authorised to establish further plans based on the Restricted Share Plan but modified to take account of local tax, exchange control or securities laws in overseas territories, provided that any shares made available under any such laws are treated as counting against any limit on individual or overall participation in the Restricted Share Plan and provided further that such further plans, so far as practicable, contain limitations so as to ensure that participants obtain no greater benefits (before tax) than employees may obtain from participating in the Restricted Share Plan.

15.	That the Annual Bonus Profit Sharing Plan, the rules of which are produced to the meeting, be approved.
16.	That, subject to approval of resolution 15 above, the directors be authorised to establish further plans based on the Annual Bonus Profit Sharing Plan but modified to take account of local tax, exchange control or securities laws in overseas territories, provided that any shares made available under any such laws are treated as counting against any limit on individual or overall participation in the Annual Bonus Profit Sharing Plan and provided further that such further plans, so far as practicable, contain limitations so as to ensure that participants obtain no greater benefits (before tax) than employees may obtain from participating in the Annual Bonus Profit Sharing Plan.

Special resolutions
17.	That the company be authorised generally and without conditions to make market purchases (as defined in Section 163(3) of the Companies Act 1985) of its own ordinary shares, provided that:

	17.1	the company may not purchase more than 143,254,000 ordinary shares in the capital of the company;

	17.2	the minimum price which the company may pay for each ordinary share is the nominal value per share;

	17.3	the maximum price (excluding expenses) which the company may pay for each ordinary share is 5% above the average of the closing middle market price taken from the London Stock Exchange Daily Official List for each of the five business days before the purchase is made;

	17.4	such authority shall expire at the conclusion of the next annual general meeting or on 22 July 2005 (whichever is the earlier); and

	17.5	the company may, pursuant to the authority granted by this resolution, enter into a contract to purchase such shares which would or might be executed wholly or partly after such expiry.

18.	That the draft regulations produced to the meeting and signed for the purposes of identification by the Chairman be and are hereby adopted as the company’s articles of association in substitution for the company’s existing articles of association.

Ordinary resolution
19.	That the authority conferred on the directors by Regulation 11(A) of the company’s articles of association (as in effect immediately prior to the passing of this resolution) be and is hereby granted for the period beginning on the date this resolution is passed and ending at the conclusion of the next annual general meeting or on 22 July 2005 (whichever is earlier), and for such period the section 80 amount shall be £107,400,000.

Special resolution
20.	That the power conferred on the directors by Regulation 11(B) of the company’s articles of association (as in effect immediately prior to the passing of this resolution) be and is hereby granted for the period beginning on the date this resolution is passed and ending at the conclusion of the next annual general meeting or 22 July 2005 (whichever is earlier), and for such period the section 89 amount shall be £17,000,000.

Any member entitled to attend and vote at this meeting is entitled to appoint a proxy or proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the company. A form of proxy is enclosed which shareholders are invited to complete and return in accordance with the instructions on it. If the proxy voting form is returned without an indication as to how your proxy should vote on any particular resolution, then the proxy is entitled to exercise his/her discretion as to whether and, if so, how to vote. The lodging of a form of proxy will not prevent the member from attending the meeting and voting in person.

1 Reuters Group PLC Notice of Annual General Meeting

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General notes

1.	Copies of the directors’ service contracts, new and amended share plan rules proposed to be adopted pursuant to resolutions 12, 13 and 15, together with the draft articles of association proposed to be adopted pursuant to resolution 18 showing the amendments to the existing articles of association, will be available for inspection at the registered office of the company during normal business hours on any weekday (excluding Saturdays and public holidays) from the date of this notice until the close of the annual general meeting and at the place of the meeting for at least 15 minutes before and during the meeting.

2.	The register of directors’ interests will be available for inspection at the place of the meeting throughout the duration of the meeting.

3.	The company, pursuant to the Uncertificated Securities Regulations 2001, specifies that only those shareholders registered in the register of members of the company as at 6.00 pm on 20 April 2004 or, in the event that this meeting is adjourned, in the register of members 48 hours before the time of any adjourned meeting, shall be entitled to attend or to vote at this meeting in respect of the number of shares registered in their names at that time. Changes to entries on the relevant register of members after 6.00 pm on 20 April 2004 or, in the event that this meeting is adjourned, in the register of members 48 hours before the time of any adjourned meeting, shall be disregarded in determining the rights of any person to attend or vote at the meeting.

4.	The Chairmen of the Audit, Remuneration and Nominations Committees will be present at the meeting to answer questions.

By order of the Board

Rosemary Martin, General Counsel and Company Secretary
3 March 2004
Registered Office: 85 Fleet Street, London EC4P 4AJ

Explanatory notes

Resolution 1 – Accounts
The directors will present the directors’ report and the audited financial statements of the company for the year ended 31 December 2003 to the shareholders.

Resolution 2 – Approval of directors’ remuneration report and the company’s remuneration policy
The directors will seek approval for the directors’ remuneration report and for the company’s remuneration policy for the year ended 31 December 2003 which are set out in the Annual Report and Form 20-F 2003.

Resolution 3 – Dividend
The directors are recommending a final dividend of 6.15 pence per ordinary share, payable on 29 April 2004 to shareholders on the register as at 12 March 2004. Shareholder approval is required before this dividend can be paid.

Resolutions 4, 5, 6, 7 & 8 – Re-election of directors
One-third of the directors must retire each year, though they may offer themselves for re-election. This year Tom Glocer, David Grigson, Sir Christopher Hogg, and Ian Strachan are retiring and seeking re-election. The Board considers that it is in the interests of the company and its shareholders that the executive directors continue in their respective roles and therefore recommends that Tom Glocer should be re-elected so that he may continue, as Chief Executive, to manage the company’s business and David Grigson should be re-elected so that he may continue in his role as Finance Director. The Board considers that Sir Christopher Hogg should be re-elected as a director so that he may continue as Chairman of the Board until 1 October 2004 when Niall FitzGerald will succeed him as Chairman. The Board recommends the re-election of Ian Strachan as a non-executive director as he continues to bring valuable skills and experience to the Board. The Chairman confirms that, following the review of the Board’s effectiveness and formal performance evaluation, the performance of Tom Glocer, David Grigson and Ian Strachan continues to be effective and that they demonstrate commitment to their roles. Sir John Craven, the Board’s senior independent non-executive director, led the evaluation of the Chairman and after so doing confirms the same of the Chairman.

The new Combined Code on Corporate Governance published in 2003 recommends that non-executive directors who have served more than nine years on a company’s board should be subject to annual re-election. Charles Sinclair has served more than nine years on the company’s Board and is therefore submitting himself for re-election at the annual general meeting. The Board has undertaken a review of his effectiveness and believes he continues to be a valuable and committed member of the Board and as such recommends his re-election by shareholders. The Board acknowledges that length of service can affect a director’s independence but believes that Charles Sinclair retains his independence. Charles Sinclair has stated his intention to step down from the Board at the 2005 annual general meeting.

Please refer to pages 16 of the company’s 2003 Annual Review or pages 12-13 of the Annual Report and Form 20-F 2003 for biographical details. Tom Glocer and David Grigson are not members of any Board committees, Sir Christopher Hogg is the Chairman of the Nominations Committee, Ian Strachan is a member of the Audit Committee and Charles Sinclair is the Chairman of the Remuneration Committee.

Resolution 9 – Re-appointment of auditors
The company’s auditors must be appointed each year as required by law at the annual general meeting. The directors have recommended retaining PricewaterhouseCoopers LLP.

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Resolution 10 – Remuneration of auditors
Resolution 10 authorises the directors to agree the auditors’ remuneration.

Resolution 11 – Increase in non-executive directors’ fees
The ordinary remuneration of non-executive directors is currently £35,000 per year. It was last increased on 1 January 2000 and in view of the increasing time commitment involved and in line with market trends, the Board believes it is appropriate to recommend an increase to £50,000 per annum.

Resolutions 12-16 – Share plans
Resolutions 12 to 16 seek the approval of certain amendments to the company’s existing share plans and the introduction of new share plans. The Appendices to this Notice set out, in the case of a change to a plan’s rules, the changes which are being proposed and, in the case of the proposed introduction of a new plan, a summary of that plan.

Resolution 17 – Purchase of own shares by the company
This resolution seeks to renew, for up to 15 months, authority for the company to buy its own shares in the market, to limit the number of shares which could be purchased to 10% of the total issued ordinary share capital at 31 December 2003 and to set minimum and maximum prices and the date when the authority runs out. This authority would only be exercised if market conditions made it advantageous to do so. As a result of recent changes to the Companies Act 1985 the company is no longer obliged to cancel any ordinary shares which it repurchases, but may instead hold them as treasury shares. Treasury shares can only be used by the company for limited purposes; it may cancel those shares, transfer them for the purposes of or pursuant to an employees’ share scheme or sell them for cash. In the event of a sale for cash the statutory pre-emption rights under Section 89 of the Companies Act will apply, subject to the limited disapplication of those pre-emption rights pursuant to resolution 20.

The effect of such purchases could be to reduce the number of shares in issue outside treasury (and, if repurchased shares are cancelled, the total number of shares in issue) and the directors would accordingly only make such purchases after considering the effect on earnings per share and the benefit to shareholders generally. Earnings per share are based on the results attributable to ordinary shareholders and on the weighted average number of those shares in issue during the year.

As at 3 March 2004 (the latest practicable date before publication of this document) the total number of outstanding options to subscribe for new ordinary shares was 98,592,653. This represents 6.9% of the issued share capital on that date and would represent 8.6% of the company’s issued share capital in the event that both the existing authority approved at the 2003 annual general meeting and the proposed new authority to repurchase shares were to be exercised in full.

At no time has the company held any treasury shares, and accordingly treasury shares are irrelevant for the purposes of the various calculations of percentages or proportions of share capital set out in these notes.

Resolution 18 – Adoption of new articles of association
This resolution proposes that the company adopts, in substitution for its existing articles of association, new articles of association incorporating certain amendments made to reflect changes in English company law concerning the ability of the company to hold its own shares in treasury. As the new articles affect provisions which are part of the entrenched rights of the Founders Share, the approval of Reuters Founders Share Company Limited is required in order for this resolution to be effective. A summary of the principal proposed amendments is set out below.

Disapplication of statutory pre-emption rights
A sale of treasury shares by the company for cash is subject to the statutory pre-emption rights set out in section 89 of the Companies Act 1985. Regulation 11 is amended to allow a resolution disapplying the statutory pre-emption rights on the issue of new equity securities by the company (including resolution 20) to extend to the sale by the company for cash of treasury shares. Further amendments to Regulation 11 clarify that the company may satisfy its obligations to issue shares on a rights issue by using treasury shares.

Interests in shares
Regulation F.15 imposes certain notification obligations on the company’s shareholders in relation to interests in the company’s shares, in addition to their statutory obligations. It also imposes restrictions on the maximum size of shareholdings in the company (15%). Amendments to Regulation F.15 provided that treasury shares are treated as unissued shares for the purposes of these provisions (in line with the statutory notification provisions).

Bonus shares
Regulation 140 allows the company, with the sanction of an ordinary resolution of shareholders, to issue bonus shares. Amendments have been made to allow flexibility as to whether, on any bonus issue, bonus shares need be allotted to the company in relation to shares held as treasury shares.

Minor amendments
Other amendments bring the articles into line with the statutory approach that treasury shares are treated as unissued shares for most purposes.

Resolution 19 – Authority of directors to allot shares
Resolution 19 seeks to renew the directors’ authority to issue the authorised but unissued capital of the company up to a maximum of £107,400,000, being one-third of the total ordinary share capital in issue at 31 December 2003. The proposed amount of this authority is equivalent to 29.98% of the company’s issued share capital as at 3 March 2004. As at the date of this Notice the company held no treasury shares.

Resolution 20 – Disapplication of pre-emption rights
Resolution 20 seeks to grant the directors authority to issue shares for cash, or to sell treasury shares, without offering them first to existing shareholders pursuant to Section 89 of the Companies Act 1985. It is in line with a similar authority granted at last year’s annual general meeting save that, as a consequence of the introduction of the new treasury shares regime and assuming resolution 18 is passed, it now extends to the sale of treasury shares for cash. The directors’ authority (other than in relation to a rights issue) is limited to £17,000,000 of share capital, which represents 5% of the company’s issued ordinary share capital at 31 December 2003 (and 4.74% at 3 March 2004) and is line with the recommended guidelines issued by institutional investor bodies.

The directors consider that it is in the best interests of the company that they should have the flexibility conferred by this authority, although they have no present intention to make any further issue of shares for cash or to transfer treasury shares for cash, other than to issue small numbers of ordinary shares or to transfer treasury shares to US employee share option holders to round up their share entitlements to the multiples of ordinary shares required for the issue of American Depositary Shares. The authority will lapse at the conclusion of the next annual general meeting or on 22 July 2005 (whichever is the earlier).

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Appendices – Share plans

Appendix 1
Summary of the amendments to the company’s Long Term Incentive Plan (LTIP)

The participants of the LTIP are the executive directors and other selected senior executives of the company.

Since 1993, Reuters has operated the LTIP which seeks to encourage and reward long term growth in shareholder value. To be consistent with the plan’s objective and to ensure the Group’s growth is measured relative to other major UK companies, the vesting of LTIP awards is conditional on achievement of growth, measured over three years, in the Group’s total shareholder return (TSR) relative to that of other companies comprising the FTSE 100 at the date of award.

Three amendments to the LTIP are proposed in order to bring it more closely into line with existing best practice in the design of this type of long term incentive plan. These are:

1. Removal of re-test provision
In the event that the TSR performance condition is not met at the first possible opportunity, then the LTIP has two performance re-tests. It is proposed, concurrent with the introduction of the others changes to the LTIP outlined below, to remove the provision for re-testing performance for awards made after the date of shareholder approval of the proposed amendments. In the event that the performance condition is not satisfied at the end of the performance period the award shall lapse. In the event that the performance condition is met, it is proposed that awards shall vest as set out below.

2. Changes to the vesting schedule
The TSR performance condition has, since 2001, provided that the Group must achieve median TSR performance for a proportion of the awards to vest; full vesting only occurs for top quartile performance. Between these positions, awards vest on a straight line scale, starting at 4% for median performance. Following an analysis of FTSE comparator groups, the 4% median vesting limit was found to be low by competitive standards. It is proposed to bring the vesting level for median performance more into line with market practice. It is therefore proposed to adopt a vesting rate of 33 1 /3% for TSR performance at the median of the FTSE 100 comparator group with full vesting for top quartile performance and with proportionate vesting for incremental performance between these points.

3. Amendment to the retention period provisions
The LTIP currently provides that once an award made to an executive director has vested in accordance with the performance criteria, there is a further retention period of normally two years before the vested shares can be transferred. The provision was designed to encourage executive directors to hold the shares for an extended period post-vesting. The company has subsequently introduced a Personal Shareholding Policy which requires executive directors (and other senior executives) to build-up and retain a shareholding in the company based on a multiple of salary. Following the implementation of this Personal Shareholding Policy, the requirement for a retention period has been superseded. Accordingly, it is proposed that the retention period at the end of the LTIP performance period is removed.

Appendix 2
Summary of the Restricted Share Plan and changes to the DSOP

The company currently operates a Discretionary Share Option Plan (DSOP). Historically, approximately 4,000 employees who are selected based on agreed criteria including individual performance, role, skills and potential have participated in this plan each year.

To reduce the dilutive impact on shareholders’ interests, it is proposed to reduce significantly the number of participants in the DSOP to executive directors and members of the senior management committee, the Group Management Committee (GMC), save on an exceptional basis. It is further proposed to introduce restricted shares as an alternative reward mechanism to employees who would otherwise have participated in the DSOP.

The Restricted Share Plan will enable selected employees to be granted awards entitling them to a fixed number of ordinary shares in the capital of the company at the end of specified periods subject to remaining in employment. Awards may be granted in the form of nil cost options to acquire the shares, a contingent right to receive shares, an allocation of shares subject to forfeiture or an allocation of shares subject to dealing restrictions. The Remuneration Committee may determine at the date an award is granted whether a participant will be entitled to receive dividends and to exercise voting rights in respect of the shares under a restricted award during the restricted period. It is currently intended that awards will vest as to 25% on each of the first, second, third and fourth anniversaries of grant.

Eligibility: The primary intent of the Restricted Share Plan is to enable the company to provide market levels of reward to selected employees who had previously been eligible for DSOP awards and who are not within six months of their normal retirement age. As restricted shares have a higher intrinsic value per underlying share than an option over such shares, it is possible to grant significantly fewer restricted shares to deliver the same economic value to a recipient when compared to a share option award. All employees of the Group (including executive directors) who are not within six months of their normal retirement age will be eligible to participate in the plan at the discretion of the Remuneration Committee. Restricted shares will not normally be granted to executive directors for long term incentive purposes. Other than in the year of introduction, participants will generally not be eligible for grants in both the DSOP and the Restricted Share Plan in the same year.

Individual limits: The maximum number of shares that may be awarded to a participant in any 12 month period will be limited so that the market value of such shares on the date of grant as determined by reference to the closing middle market quotation for a share as derived from the Daily Official List of the London Stock Exchange on the date of grant, will not exceed 100% of basic salary although if the Remuneration Committee considers that circumstances exist that justify a higher amount, shares with a value of up to 200% of basic salary may be awarded.

Grant of share awards: Awards may only be granted during the period of six weeks following the announcement by the company of its results for any period, or on any day on which the Remuneration Committee determines that exceptional circumstances justify a grant. No awards may be made more than ten years after the adoption of the Restricted Share Plan. No payment will be required for the grant of an award.

Share awards may be granted over unissued or existing shares. No award may be granted under the Restricted Share Plan if it would cause the number of shares issued or issuable pursuant to awards and options granted in the preceding 10 years under any share scheme established by the company to exceed 10% of the company’s issued ordinary share capital at the proposed date of grant. If share awards are to be satisfied by a transfer of existing shares, the percentage limit stated above will not apply. Awards may also be satisfied by the transfer of treasury shares in which case the percentage limits stated above will, in accordance with the current Association of British Insurers guidelines, apply.

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Release of awards: The release of restricted share awards will usually not be subject to performance conditions but the Remuneration Committee may grant awards on the basis that they will be forfeited if minimum performance conditions are not achieved. Any performance conditions will be specified at the date of grant.

If a participant leaves employment any unvested portion of his restricted share award will normally be forfeited. Where the reason for leaving is death, injury, disability, ill-health, redundancy, retirement, early retirement with the consent of the Remuneration Committee, the sale of the employing business or company or (if the Remuneration Committee so decides) any other reason all or a time pro rated part of his restricted award (as the Remuneration Committee may determine) may be released early.

Restricted share awards may also be released early in the event of a takeover, merger, reconstruction, amalgamation, demerger or voluntary winding up of the company. In these circumstances, all or a time pro rated part of a restricted award (as the Remuneration Committee may determine) may be released early.

Adjustment of share awards: In the event of any rights or capitalisation issue, sub-division, consolidation, reduction or other variation of the company’s ordinary share capital, or the implementation by the company of a demerger or payment of a super dividend which would otherwise materially affect the value of a share award, the Remuneration Committee may adjust the number of shares subject to share awards.

Participant’s rights: Benefits under the Restricted Share Plan will not be pensionable.

Share awards are not transferable and may only be exercised by the persons to whom they were granted or their personal representatives.

Rights attaching to shares: Shares allotted or transferred under the Restricted Share Plan will rank alongside shares of the same class then in issue. The company will apply to the UK Listing Authority for the listing of any newly issued shares.

Amendments: The Remuneration Committee or Board may amend the Restricted Share Plan. However, the provisions governing eligibility requirements, equity dilution, individual participation limits and the adjustments that may be made following a rights issue or any other variation of capital cannot be altered to the advantage of eligible employees or participants without the prior approval of the company’s shareholders in general meeting (except for minor amendments to benefit the administration of the Restricted Share Plan, to take account of a change in legislation or developments in the law affecting the Restricted Share Plan or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants in the Restricted Share Plan or for any member of the Group). In addition, no alteration may be made that would materially affect any subsisting rights of any participants without their prior consent.

The Board may also establish separate but commercially similar plans or appendices to the Restricted Share Plan for the purpose of granting awards to employees who are employed by non-UK companies or who are or may become primarily liable to tax outside the United Kingdom on their remuneration. Any shares made available under such separate but commercially similar plans or appendices shall count towards the new equity and individual award limits described above.

Termination: The Restricted Share Plan will terminate on the tenth anniversary of its approval by the company’s shareholders, or such earlier time as the Remuneration Committee or the Board may determine, but the rights of existing participants will not thereby be affected. In the event of termination no further options or share awards will be granted.

Changes to the DSOP: Under the DSOP options granted to executive directors can only vest if the percentage growth in the Group’s earnings per share (EPS) exceeds the percentage growth in the retail price index by more than 9% over the 3 year performance period. For existing awards, if the target is not met, the performance period may be extended by up to two years with an increase of 3% in the hurdle rate of EPS growth for each year added to the performance period. If the target rate is not met by the end of the fifth year the options will lapse. These conditions were established in 2001 to retain management focus on earnings in a particularly challenging market. The Remuneration Committee believes that it is appropriate to retain the performance conditions for executive directors at this stage in Reuters transition. From 2004, the re-testing provision will be removed and accordingly, from 2004, awards will not permit extension of the measurement period.

Appendix 3
Summary of the Annual Bonus Profit Sharing Plan (the Bonus Plan)

The company intends to introduce a new bonus arrangement linked to Reuters operating profit. Individual bonuses will be delivered in the form of ordinary shares in the capital of the company under the proposed Bonus Plan.

Eligibility: The Bonus Plan will be available to employees of the Group (excluding executive directors and GMC) and will enable the selected employees of the Group to be granted awards entitling them to a fixed number of shares at the end of a one year period subject to remaining in employment during that time. Awards will be granted in the form of a contingent right to receive shares or, in exceptional circumstances, a cash sum equal to the market value of the number of shares comprised in the award.

Individual limits: The maximum number of shares that may be awarded to a participant in any 12-month period will be limited so that the market value of such shares on the date of grant, as determined by reference to the closing middle market quotation for a share as derived from the Daily Official List of the London Stock Exchange on the date of grant, will not exceed 5% of basic salary, although if the Remuneration Committee considers that circumstances exist that justify a higher amount, shares with a value of up to 10% of basic salary may be awarded.

Release of awards: Awards will not normally be released until the end of the one year restricted period. If a participant leaves employment before the end of the restricted period, his award will normally be forfeited unless the reason for leaving is death, injury, disability, ill-health, redundancy, retirement, early retirement with the consent of the Remuneration Committee, the sale of the employing business or company, or (if the Remuneration Committee so decides) any other reason. In these circumstances an award may be released early.

Awards may also be released early in the event of a takeover, merger, reconstruction or amalgamation, demerger or voluntary winding up of the company. In these circumstances, all of an award may be released early.

Other provisions: Provisions dealing with the adjustment of awards, a participant’s rights, rights attaching to shares, grant periods, new equity limits, amending and terminating the Bonus Plan are identical to those in the Restricted Share Plan.

The Board may also establish separate but commercially similar plans or appendices to the Bonus Plan for the purpose of granting awards to employees who are employed by non-UK companies or who are or may become primarily liable to tax outside the United Kingdom on their remuneration. Any shares made available under such separate but commercially similar plans or appendices shall count towards the new equity and individual award limits.

5 Reuters Group PLC Notice of Annual General Meeting